July 6, 2016

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Craig D. Wilson
Re: Black Knight Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K filed April 27, 2016
File No. 001-37394
Ladies and Gentlemen:
Black Knight Financial Services, Inc. ("Black Knight" or the "Company") is writing in response to the Staff’s comment letter dated June 23, 2016 with respect to the above-referenced filings. Black Knight believes this letter responds fully to the Staff’s comments and provides supplemental information as requested.
For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

1.
We note your response to prior comment 2. You indicate that loan counts for the loan origination systems part of your business may not be a driver of revenue because many of your client contracts contain volume minimums. However, these loan volumes should be disclosed to the extent that they are performance indicators used to manage the business and would be material to investors understanding and evaluating your financial performance. In addition, we note that your proposed revised disclosure quantifies the magnitude of certain factors. Consider also providing an indication of the extent to which the servicing technology business and the origination technology business each contributed to the overall change in technology segment revenue. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

The Company acknowledges the Staff's comments and respectfully advises the Staff that loan counts for our loan originations systems are not necessarily performance indicators used to manage the business and are not material to investors' understanding and evaluating our performance. Revenue directly related to billable loan counts represents approximately 25% of 2015 loan origination systems revenues. Loan origination systems volumes do not always correlate to our revenues, because loan origination systems revenue is primarily generated from professional services, licensing agreements, contract minimums and other revenue that is not directly tied to actual loan counts. Furthermore, loan origination systems revenues directly related to actual loan counts are an immaterial portion of our 2015 Black Knight revenues on a consolidated basis (less than 2%).
In future filings, however, we will provide more clarity as to the extent to which the servicing technology business and the origination technology business each contributed to the overall change in technology segment revenue. An example of this revised disclosure is provided below. New items are included in bold font.
"Technology segment revenues were $756.2 million in the year ended December 31, 2015 as compared to $695.5 million in the 2014 period, an increase of $60.7 million or 9%. Our servicing technology business contributed $28.9 million of this increase, which was primarily driven by a 4% increase in average loan volume on MSP as well as annual price increases and higher usage and communication fees. Our origination technology business contributed $31.8 million of this increase, primarily driven by an $18.4 million increase in professional services as well as increased processing revenues from loan origination systems' clients and revenues from Closing Insight clients."

Securities and Exchange Commission
July 6, 2016

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 28, 2016)
Compensation Discussion and Analysis and Executive and Directors Compensation
Annual Performance-Based Cash Incentive, page 26

2.
You indicate that your corporate performance measures for your Annual Incentive Plan include adjusted revenue growth and adjusted EBITDA margin. We note that your explanation of how you calculate these measures on page 27 includes adjustments to Adjusted Revenue Growth for unusual items and adjustments to Adjusted EBITDA Margin for certain other revenue and expense items. This explanation does not appear to provide sufficient specificity for investors to calculate the measures from your audited financial statements. Ensure that in future filings you identify each category of adjustments. See Instruction 5 to Item 402(b) of Regulation S-K.

The Company acknowledges the Staff's comments and respectfully advises the Staff that we will revise the disclosure in future filings to include more specificity for investors to calculate the measures from our audited financial statements. An example of this revised disclosure is provided below.

Performance Measure	Weight	How Calculated	Reason for use
Adjusted Revenue Growth	40%
Based on comparing the 2015 adjusted revenue to 2014 adjusted revenue. We define adjusted revenue as GAAP revenues reported in the annual financial statements of BKFS adjusted to include the revenues that were not recorded by BKFS during the period presented due to the deferred revenue purchase accounting adjustment recorded in accordance with GAAP.

Adjusted revenue growth is an important measure of our growth, our ability to satisfy our clients and gain new clients and the effectiveness of our services and solutions. Adjusted revenue growth is widely followed by our investors.

Adjusted EBITDA Margin	60%
GAAP net earnings (loss) from continuing operations, with further adjustments to reflect the addition or elimination of certain income statement items including, but not limited to (i) depreciation and amortization; (ii) interest expense; (iii) income tax expense; (iv) the deferred revenue purchase accounting adjustment recorded in accordance with GAAP; (v) equity-based compensation; (vi) charges associated with significant legal and regulatory matters; (vii) member management fees paid to FNF and THL Managers, LLC; (viii) exit costs, impairments and other charges; (ix) one-time costs associated with the initial public offering; and (x) other expenses, net, divided by adjusted revenue as described above.

Adjusted EBITDA margin is a measure of our operating efficiency. It reflects our ability to convert revenue into operating profits for shareholders. Adjusted EBITDA margin is widely followed by our investors.

Form 8-K filed April 27, 2016
Exhibit 99.1

3.
We note your proposed revision to future presentations in response to prior comment 4. As previously requested, please ensure that your future presentations of non-GAAP measures are not given more prominence than the most directly comparable GAAP measures. For example, we also note that comparable GAAP measures have been omitted from the caption of the earnings release, which may be inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

The Company acknowledges the Staff's comments and respectfully advises the Staff that we will revise the earnings release in future filings to present the most directly comparable GAAP measure with equal or greater prominence when a non-GAAP measure is presented. This revision will include the addition of the comparable GAAP measures in the captions of future earnings releases. An example of the revised earnings release captions are included in bold font below as well as the new reconciliation presentation.

Securities and Exchange Commission
July 6, 2016

Black Knight Financial Services Reports First Quarter 2016 Financial Results

•	GAAP Revenues increased 6% to $241.9 million, and Adjusted Revenues increased 6% to $244.2 million.

•	GAAP Net Earnings from Continuing Operations of $33.1 million, or $0.17 per diluted share, and Adjusted Net Earnings from Continuing Operations of $40.9 million, or $0.27 per diluted share.

•	Adjusted EBITDA increased 12% to $110.1 million, with Adjusted EBITDA Margin of 45.1%, an increase of 230 basis points

	Three Months Ended March 31,
	2016	2015
GAAP revenues	$241.9	$227.2
Deferred revenue adjustment	2.3	2.4
Adjusted Revenues	$244.2	$229.6

GAAP net earnings from continuing operations	$33.1	$14.6
Depreciation and amortization	48.2	45.9
Interest expense	16.8	30.8
Income tax expense	6.2	0.1
Equity-based compensation	2.7	1.8
Deferred revenue adjustment	2.3	2.4
Other expense, net	0.8	—
Member management fees	—	2.2
IPO costs	—	0.4
Adjusted EBITDA	$110.1	$98.2
Adjusted EBITDA Margin	45.1%	42.8%

GAAP net earnings from continuing operations	$33.1	$14.6
Depreciation and amortization adjustment	19.8	20.9
Equity-based compensation	2.7	1.8
Deferred revenue adjustment	2.3	2.4
Member management fees	—	2.2
IPO costs	—	0.4
Interest expense adjustment	—	14.5
Income tax adjustment	(17.9)	(21.5)
Other	0.9	—
Adjusted Net Earnings from Continuing Operations / Pro Forma Adjusted Net Earnings from Continuing Operations	$40.9	$35.3

Adjusted Net Earnings Per Share from Continuing Operations	$0.27

Weighted Average Adjusted Shares Outstanding	152.6

Securities and Exchange Commission
July 6, 2016

Conclusion
Black Knight believes that the above responds fully to the comments of the Staff and intends to address all comments in future filings.
Black Knight acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me (904) 527-4470 if you would like additional information or if the Staff has additional comments.

Very truly yours,

/s/ Kirk T. Larsen
Kirk T. Larsen Executive Vice President and Chief Financial Officer

cc:
Thomas J. Sanzone
President and Chief Executive Officer

Michael L. Gravelle
Executive Vice President, General Counsel and Corporate Secretary